

SUPPL

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

JUL 28 2003

4th July, 2003.

Attn: Filing Desk - Stop 1-4



03024873

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 3rd July 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 4th July 2003 confirming that Aviva plc has decreased its interests in EMI Group plc Ordinary Shares of 14p each to 29,712,049 shares, being 3.77% of the shares in issue.

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 7/29

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE



ER 03/26

Company Announcements Office,
London Stock Exchange.

4th July, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Aviva plc, in a letter dated 4th July 2003 and received by fax on 4th July 2003, that it has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as of 3rd July 2003, held 29,712,049 shares, being 3.77% of the shares in issue.

It was also advised that, by reason of the provisions of the Companies Act 1985, Morley Fund Management Ltd has interests in all 29,712,049 shares.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231